UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Sun Rong	With a copy to:
Fosun Industrial Co., Limited	John Haveman
Level 28	Faegre & Benson LLP
Three Pacific Place	2200 Wells Fargo Center
1 Queen’s Road East	90 S. Seventh Street
Hong Kong	Minneapolis, MN 55402
China	(612) 766-7000
(86)(21) 6332 0870

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1	Name of Reporting Person Fosun Industrial Co., Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,224,141

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,224,141

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,224,141

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.16%*

14	Type of Reporting Person (See Instructions) CO

* The percent of class reported is based on 13,765,611 shares of the Issuer’s common stock outstanding as of July 13, 2010 as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the SEC on July 29, 2010.

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 17, 2010 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the common stock, par value $0.01 per share, of Chindex International, Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed with the SEC on July 7, 2010, and Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 30, 2010.  Unless otherwise stated herein, the Original 13D as amended by Amendments Nos. 1 and 2 remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby further supplemented as follows:

The aggregate purchase price of the shares of the Issuer’s Common Stock purchased by Fosun Industrial since the filing of Amendment No. 2 to the Original 13D as described in Item 5(c) below was $3,584,235.  The funds required to effect these purchases were provided from Fosun Industrial’s working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As described in Items 3 and 4 of the Original 13D, Fosun Industrial has entered into a Purchase Agreement with the Issuer for the purchase of up to 1,990,447 additional shares of Common Stock.  If all of those shares are purchased, Fosun Industrial’s total beneficial ownership of Common Stock would increase to 4,214,588 shares, or approximately 26.7% of the Common Stock that would then be outstanding.  Whether any or all of the shares of Common Stock covered by the Purchase Agreement will be acquired is dependent upon the satisfaction of various closing conditions not within the control of Fosun Industrial, and therefore Fosun Industrial disclaims beneficial ownership of the additional 1,990,447 shares at this time.  As a result, please see Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 3 for the aggregate number and percentage of shares of Common Stock that are beneficially owned by Fosun Industrial as of August 2, 2010.  The outstanding shares of Common Stock do not include the 1,162,500 shares of Class B Stock that are reported by the Issuer as outstanding as of July 13, 2010, as those shares are considered a separate class of securities for these purposes.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 3 for the number and percentage of shares of the Issuer’s Common Stock beneficially owned by Fosun Industrial as of August 2, 2010 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Since the filing of Amendment No. 2 to the Original 13D, Fosun Industrial purchased for cash a total of 253,846 shares of the Issuer’s Common Stock in open market transactions on the dates and at the weighted average prices per share set forth on Exhibit 99.7, which is attached hereto and incorporated herein by reference.  In addition, in connection with the Purchase Agreement, Fosun Industrial has agreed to purchase up to an aggregate of 1,990,447 additional shares of Common Stock at a price of $15.00 per share for an aggregate purchase price of up to $29,856,705.  These shares are not considered beneficially owned by Fosun Industrial at this time and are not included in the number of shares disclosed in the cover pages to this Schedule 13D because the acquisition of these shares by Fosun Industrial is contingent upon certain closing conditions not within the control of Fosun Industrial.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

99.1

List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on June 17, 2010 by Fosun Industrial with the SEC)..

99.2

Stock Purchase Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

99.3

Stockholder Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

99.4

Waiver Agreement, dated as of June 15, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated herein by reference to Exhibit 99.4 to the Original 13D filed on June 17, 2010 by Fosun Industrial with the SEC).

99.5

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Original 13D filed on July 7, 2010 by Fosun Industrial with the SEC).

99.6

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 1 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 2 to the Original 13D filed on July 30, 2010 by Fosun Industrial with the SEC).

99.7	Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 2 to the Original 13D (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2010

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors